August 8, 2005

Mail Stop 4561

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re:	TriView Global Fund, LLC
	Amendment No. 3 to Form S-1
	Filed on July 27, 2005
	File No. 333-119655

Dear Mr. Pacult:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form S-1 filed on July 27, 2005.

General

1. We note that you have added disclosure regarding the fact that you will now issue additional units at the close of each business month to purchasers who are "accredited investors" in order to reduce the continuing service fee. Please tell us how you intend to determine which purchasers are "accredited investors" and which are not. We are unable to locate anything in your subscription materials that would elicit this information. In addition, please tell us whether the units to be issued to accredited investors are part of the registered offering or whether you intend to issue these privately.
If they are to be part of the registered offering, please include sufficient information regarding your allocation of the registered offering to the issuance of these units on the cover page, in the summary and the Plan of Distribution sections. We may have additional comments.

2. We reissue prior comment one from our last letter dated June 3, 2005. Please revise all descriptions of your corporate structure throughout the registration statement to delete references to partnership or having partners. We note, for example, disclosure on the cover page and page 14 of the prospectus.

3. Please confirm to us that, following effectiveness of the registration statement and the breaking of escrow, you will file a prospectus supplement each month reflecting the net asset value at which you sell the units. Please include disclosure in the prospectus indicating how prospective investors can locate the most recent NAV for your fund.

Table of Contents

4. We note in your table of contents that you refer to your interim financial statements for the period ended May 31, 2005 as "Reviewed
Financial Statements." Revise your filing to include your independent accountant`s review report. Refer to Rule 10-01(d) of Regulation S-X.

Cover Page

5. In your response to prior comment two from our last letter dated
June 3, 2005, you state that you may extend your offering for an additional three years. Please note that you should only register the amount of securities that you reasonably expect to sell within two years from the initial effective date of the registration statement. Refer to Rule 415(a)(2) of Regulation C.

Summary of the Offering

Subscription Procedures, page 1

6. Please revise to state the "higher" minimum purchase amount that accredited investors must satisfy in order to receive a partial refund of continuing service fees in the form of additional units. Also state the amount of the service fee refund and the number of additional units that these investors will receive.

Redemptions, page 4

7. We note the addition of your new 3%, 2% and 1% redemption fee disclosure. Contrarily, page nine of your amended LLC Operating Agreement, attached as Appendix A, continues to state that there will be no redemption fees. Please reconcile this inconsistency. Further, we note your inclusion of your amended LLC Operating Agreement without a new execution date. Please revise to update October 1, 2004 with the proper execution date to your amended LLC Operating Agreement.


The Risks You Face

We must pay substantial fees, charges and expenses regardless of profitability which must be recovered before you can receive a return on your investment, page 6

8. Please restore the disclosure regarding specific amounts of fees and expenses that you are subject to and which must be paid before an investor can receive a return on his/her investment. We note that you included these amounts in prior filings but have omitted them from this amendment.

Conflicts of Interest, page 10

9. Please revise to discuss the conflict presented by Mrs.
Pacult`s
50% ownership of your selling agent, Futures Investment Company, or tell us why you have omitted this risk factor. We note that you included this risk factor in prior filings but have omitted it from this amendment.

Expenses Per Unit of Membership Interest for the Next 12-Month
Period
of Operations, page 13

10. Please revise the table to reflect redemption fees that you will charge during the first year of ownership.

11. Please tell us why you have changed the dollar amount of incentive fees to be paid to the trading advisor and the managing member. We note that the incentive fees described in footnote (6) have not changed.

12. Please tell us your basis for increasing the cash market interest rate assumption to 3.27% from 2.63% annually.

Performance of Other Funds Managed by the Managing Member, page 24 Performance History, page 30

13. To the extent practical, please revise your Managing Member`s prior performance for the Atlas Fund and your Commodity Trading
Advisors` prior performance tables provided on pages 30-35 to provide returns for the month ended June 2005.

Exhibit 23.01 Consent of Frank L. Sassetti & Co.
14. Please file a currently dated accountants` consent.


      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at (202) 551-3438 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 551-3442 or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director




cc: 	William S. Scott, Esq.
	The Scott Law Firm, P.A.
	940 Northeast 79th Street, Suite A
	Miami, FL 33138
	Facsimile No.: (305) 754-2668
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Mr. Michael Pacult
TriView Global Fund, LLC
August 8, 2005
Page 1